Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

April 21, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie

Sonia Bednarowski

William Schroeder

John Spitz

Re:	Bitwise 10 Crypto Index Fund

Amendment No. 5

Registration Statement on Form 10

Filed February 23, 2022

File No. 000-56270

Ladies and Gentlemen:

On behalf of our client, Bitwise 10 Crypto Index Fund (“Bitwise” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 7, 2022, relating to the above-referenced Registration Statement on Form 10 (the “Form 10”). We are concurrently publicly filing via EDGAR a revised draft of the registration statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Amended and Restated Registration Statement submitted on February 23, 2022), all page references herein correspond to the Revised Registration Statement.

Amendment No. 5 to Registration Statement on Form 10

Business

Activities of the Trust, page 5

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

April 21, 2022

1.

Refer to your response to comment 2. Please describe the circumstances in which the Trust may determine that staking activities are in the best interests of shareholders, and describe your current policies regarding staking activities. In this regard, we note your disclosure on page 16 that you consider whether or not the activity is supported by the Trust’s custodian.

In response to the Staff’s comment, the Company has updated the disclosure on pages 6, 16 and 17 of the Revised Registration Statement to note that the Trust will determine whether staking activities are in the best interests of shareholders on a case-by-case basis, and in making such a determination, consider whether the staking activities present possible and prudent opportunities to generate additional returns for shareholders in excess of the Index, the risks associated with the staking activities, the potential for the loss of all or part of the staked amounts and whether or not the activity is supported by the Trust’s custodian.

Index, page 9

2.

Refer to your response to comment 3. Please revise your disclosure in the Index section on page 9 to clarify that you may have Exchange Act current or periodic reporting obligations due to other changes to the Index Methodology, such as to how the Index and Trust are calculated. In addition, we note your revised disclosure on page 9 that “[i]f not required by applicable law, the Trust may or may not file a Form 8-K with the SEC to disclose changes to the Index Methodology that do not result in a material change.” Please disclose the factors the Trust will consider in deciding whether or not to file a Form 8-K to disclose changes to the Index Methodology that do not result in a material change.

In response to the Staff’s comment, the Company has updated the disclosure on page 9 of the Revised Registration Statement to note that the Trust may have current or periodic reporting obligations under the Exchange Act due to other changes to the Index Methodology, such as to how the Index is calculated. The Company has also disclosed the factors the Trust will consider when deciding whether or not to file a Form 8-K to disclose changes to the Index Methodology that do not result in a material change.

Securities and Exchange Commission

April 21, 2022

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum